Exhibit 99.1.1

Independent Auditor’s Report

To the Crownpeak Technology GmbH, Dortmund

Audit Opinions

We have audited the annual financial statements of Crownpeak Technology GmbH, Dortmund, – which comprise the balance sheet as at 31 January 2025 and the income statement for the financial year from 1 February 2024 to 31 January 2025 and notes to the financial statements, including the presentation of the recognition and measurement policies. In addition, we have audited the management report of Crownpeak Technology GmbH for the financial year from 1 February 2024 to 31 January 2025.

In our opinion, on the basis of the knowledge obtained in the audit,

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the accompanying annual financial statements comply, in all material respects, with the requirements of German commercial law applicable to business corporations and give a true and fair view of the assets, liabilities and financial position to the Company as at 31 January 2025 and of its financial performance for the financial year from 1 February 2024 to 31 January 2025 in compliance with German Legally Required Accounting Principles, and

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the accompanying management report as a whole provides an approppriate view of the Company's position. In all material respects, this management report is consistent with the annual financial statements, complies with German legal requirements and appropriately presents the opportunities and risks of future development.

Pursuant to § 322 para. 3 sent. 1 HGB, we declare that our audit has not led to any reservations relating to the legal compliance of the annual financial statements and of the management report.

Basis for the Audit Opinions

We conducted our audit of the annual financial statements and of the management report in accordance with § 317 HGB and in compliance with German Generally Accepted Standards for Financial Statements Audits promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Our responsibilities under those requirements and principles are further described in the “Auditor's Responsibilities for the Audit of the Annual Financial Statements and of the Management Report” section of our auditor’s report. We are independent of the Company in accordance with the requirements of German commercial and professional law, and we have fulfilled our other German professional responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions on the annual financial statements and on the management report.

Responsibilities of the Executive Directors for the Annual Financial Statements and the Management Report

The executive directors are responsible for the preparation of the annual financial statements that comply, in all material respects, with the requirements of German commercial law applicable to business corporations, and that the annual financial statements give a true and fair view of the assets, liabilities, financial position and financial performance of the Company in compliance with German Legally Required Accounting Principles. In addition, the executive directors are responsible for such internal control as they, in accordance with German Legally Required Accounting Principles, have determined necessary to enable the preparation of annual financial statements that are free from material misstatement, whether due to fraud (i.e. fraudulent financial reporting and misappropriation of assets) or error.

In preparing the annual financial statements, the executive directors are responsible for assessing the Company’s ability to continue as a going concern. They also have the responsibility for disclosing, as applicable, matters related to going concern. In addition, they are responsible for financial reporting based on the going concern basis of accounting, provided no actual or legal circumstances conflict therewith.

Furthermore, the executive directors are responsible for the preparation of the management report that, as a whole, provides an appropriate view of the Company’s position and is, in all material respects, consistent with the annual financial statements, complies with German legal requirements, and appropriately presents the opportunities and risks of future development. In addition, the executive directors are responsible for such arrangements and measures (systems) as they have considered necessary to enable the preparation of a management report that is in accordance with the applicable German legal requirements, and to be able to provide sufficient appropriate evidence for the assertions in the management report.

Auditor’s Responsibilities for the Audit of the Annual Financial Statements and of the Management Report

Our objectives are to obtain reasonable assurance about whether the annual financial statements as a whole are free from material misstatement, whether due to fraud or error, and whether the management report as a whole provides an appropriate view of the Company’s position and, in all material respects, is consistent with the annual financial statements and the knowledge obtained in the audit, complies with German legal requirements and appropriately present the opportunities and risks of future development, as well as to issue an auditor’s report that includes our audit opinions on the annual financial statements and on the management report.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with § 317 HGB and German Generally Accepted Standards for Financial Statement Audits promulgated by the Institut der Wirtschaftsprüfer (IDW) will always detect a material misstatement. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these annual financial statements and this management report.

We exercise professional judgment and maintain professional skepticism throughout the audit. We also:

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Identify and assess the risks of material misstatement of the annual financial statements and of the management report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our audit opinions. The risk of not detecting a material misstatement resulting from fraud is higher than the risk of not detecting a material misstatement resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

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Obtain an understanding of internal control relevant to the audit of the annual financial statements and of arrangements and measures relevant to the audit of the management report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an audit opinion on the effectiveness of internal control or these arrangements and measures of the Company.

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Evaluate the appropriateness of the accounting policies used by the executive directors and the reasonableness of estimates made by the executive directors and related disclosures.

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Conclude on the appropriateness of the executive directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in the auditor’s report to the related disclosures in the annual financial statements and in the management report or, if such disclosures are inadequate, to modify our respective audit opinions. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to be able to continue as a going concern.

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Evaluate the overall presentation, structure and content of the annual financial statements, including the disclosures, and whether the annual financial statements present the underlying transactions and events in a manner that the annual financial statements give a true and fair view of the assets, liabilities, financial position and financial performance of the Company in compliance with German Legally Required Accounting Principles.

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Evaluate the consistency of the management report with the annual financial statements, its conformity with German law, and the view of the Company’s position it provides.

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Perform audit procedures on the prospective information presented by the executive directors in the management report. On the basis of sufficient appropriate audit evidence we evaluate, in particular, the significant assumptions used by the executive directors as a basis for the prospective information, and evaluate the proper derivation of the prospective information from these assumptions. We do not express a separate audit opinion on the prospective information and on the assumptions used as a basis. There is a substantial unavoidable risk that future events will differ materially from the prospective information.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Berlin, 11 July 2025

/s/ ba audit gmbh
Wirtschaftsprüfungsgesellschaft
Berlin